

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Vu Truong
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
983 University Avenue, Bldg. B
Los Gatos, California 95032

> **Re: Aridis Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 22, 2023**
> **File No. 333-272128**

Dear Vu Truong:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder, and the requirements of the form. More specifically, your registration statement does not include financial information for the quarterly period ended March 31, 2023, and you are not eligible to incorporate by reference because your Form 10-Q for quarterly period ended March 31, 2023, has not been filed.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Fessler